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                             June 11, 2021

       Abidali Neemuchwala
       Chairman and Chief Executive Officer
       Compass Digital Acquisition Corp.
       3626 N Hall St, Suite 910
       Dallas, Texas 75219

                                                        Re: Compass Digital
Acquisition Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Confidentially
Submitted May 25, 2021
                                                            CIK No. 0001851909

       Dear Mr. Neemuchwala:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement Confidentially Submitted May 25, 2021

       Cover Page

   1. Please dislcose on the cover page that if each of the anchor investors purchases the full
                                                        9.9% of the units it
has expressed an interest in purchasing, the anchor investors would own in the aggregate
approximately 17.19% of the outstanding ordinary shares following this offering (or
approximately 15.10% of the outstanding ordinary shares if the underwriters
over-allotment option is exercised in full).
       Principal Shareholders, page 133

   2. Please disclosure the natural person or persons who exercise sole or shared voting and/or dispositive power with
respect to the shares held by Apollo Capital Management and
 Abidali Neemuchwala
Compass Digital Acquisition Corp.
June 11, 2021
Page 2
      Meteora Capital Partners, LP, or tell us why such disclosure is not required.

       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff
Attorney, at (202) 551-3483 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameAbidali Neemuchwala
                                                            Division of
Corporation Finance
Comapany NameCompass Digital Acquisition Corp.
                                                            Office of
Technology
June 11, 2021 Page 2
cc:       Louis Goldberg
FirstName LastName